

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 21, 2006

Mr. William M. Wells
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606
USA

      Re: **Bunge Limited**
            Form 10-K for Fiscal Year Ended December 31, 2005
            Filed March 15, 2006
            Form 10-Q for Fiscal Quarters Ended June 30, 2006 and September 30, 2006
            Filed August 9, 2006 and November 9, 2006
            File No. 001-16625

Dear Mr. William M. Wells:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management Discussion and Analysis of Financial Condition and Results of Operations, page 29

Income Tax Benefit (Expense), page 39

1.   We note your disclosure regarding the change in the tax valuation allowance which you attribute to three items, namely i) legal restructuring of your Brazilian subsidiaries, ii) increased statutory taxable income due to *real* appreciation, and iii) actions undertaken to recover the net operating loss carry-forwards. Please more fully describe to us these items in detail and compare and contrast how these items affected the assumptions underlying the likelihood of net loss carry-forward recoverability in fiscal years 2004 and 2005. Expand your critical accounting policies and management's discussion and analysis as to provide investors with an understanding of each of these items and the assumptions management uses to estimate net loss carry-forward recoverability.

2.   Please confirm whether or not the net adjustment to the tax valuation allowance included a component related to any uncertain tax positions and describe those circumstances, if any.

Off-Balance Sheet Arrangements, page 49

3.   We note your disclosure indicating that you have entered into synthetic lease agreements for barges and rail cars which you had originally owned. Please provide us with the analysis you performed to determine whether or not these arrangements qualified as variable interests which require consolidation under FIN 46(R). Additionally, describe more fully the synthetic lease terms and conditions.

Disclosure Controls and Procedures, page 59

4.   We note your statement that your disclosure controls and procedures are effective in ensuring that material information required to be disclosed has been made known to your Chief Executive and Chief Financial Officer in a timely fashion. Please confirm, if true, that the controls and procedures have been designed to ensure that information related to the company is recorded, processed, summarized and reported on a timely basis. Please also confirm, if true, that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to your management, including your principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

Financial Statements

Consolidated Statement of Cash Flows, page F-7

5.   Please provide us with a schedule detailing the amounts and nature of the items comprising the "other" line items under operating, investing and financing activities.

6.   Please clarify the nature of the items included in "Return of capital from affiliates" which is presented as a component of investing activities.

7.   Please provide us with a reconciliation of the changes in your comparative balance sheet components to your statement of cash flows for each period presented and include quantified detail of components in "all other items, net." Additionally, please demonstrate how your disclosures have fully complied with the requirement to provide supplemental information about non-cash investing and financing activities. Based on our comparison of the amounts reported on the face of the balance sheet it was not readily apparent how the year-to-year changes were reflected in the amounts reported in your statement of cash flows or disclosed. For example, but with out limitation, we were unable to determine whether or not the change in the comparative trade accounts payable, trade accounts receivable, inventory, and long-term debt balance sheet amounts were related exclusively to foreign currency exchange rate changes, non-cash transactions or cash flow classification. Refer to paragraphs 29 and 32 of SFAS 95.

Note 1 Basis of Presentation and Significant Accounting Policies, F-10

8.   We note your various investments in affiliates as disclosed in note 10. Please expand your disclosure to address your consolidation policy regarding variable interest entities and how you evaluate whether or not consolidation is required related to these interests.

9.   Please expand your disclosure to indicate how you evaluate and assess your equity investees for impairment.

Note 5 Other Current Assets, page F-18

10.   We note your disclosure regarding secured advances to suppliers. Please expand your disclosure to quantify the interest receivable component of these advances

and how you have accounted for interest income in you consolidated statement of income. Expand your revenue recognition accounting policy to describe classification and recognition of interest income related to these secured advances and support your treatment with reference to authoritative accounting guidance.

11. We note your disclosure on page 44 of your document indicating that you generally settle your prepaid commodity purchase contracts and advances with farmers after the crop is harvested and sold. Given the harvest cycle and nature of farm operations please clarify why you have long-term secured advances. Expand your disclosure to indicate the general terms of these long-term advances and tell us whether or not these long-term advances are a renegotiation of original advancement terms.

Note 7 Goodwill, page F-19

12. We note your disclosure indicating that you determine goodwill impairment based on the reporting units estimated discounted future cash flows. Please expand your disclosure to specifically define your reporting units based on your operations.

Note 20 Commitments and Contingencies, page F-13

13. Please expand your disclosure to include assessments of the likelihood of loss and obligations by legal matter using terms as defined in paragraph 3 of SFAS 5.

14. We note your disclosure regarding your freight contracts which states, "Actual amounts paid under these contracts may differ due to the variable components of these agreements and the amount of income earned on the sales of excess capacity." Please describe the variable components to which you refer and clarify whether these variable components represent embedded derivatives or if your freight contracts otherwise qualify as derivative contracts. Please describe the authoritative accounting literature you have applied in accounting for these arrangements.

Forms 10-Q for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006

15. Please revise your financial statements and disclosures as necessary to comply with all applicable comments related to your fiscal year 2005 Form 10-KSB.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief